Exhibit 10.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

SEQUENTIAL BRANDS GROUP, INC.

and

WITH YOU, INC.

October 7, 2021

TABLE OF CONTENTS

Section 5.04	Use of Name	21
Section 5.05	Notices of Certain Events	21
Section 5.06	Wrong Pockets	21

Article 6 COVENANTS OF BUYER		22

Section 6.01	Confidentiality	22
Section 6.02	Notices of Certain Events	22
Section 6.03	Preservation of Books and Records	22
Section 6.04	Communication	22
Section 6.05	Buyer’s Knowledge	23

Article 7 COVENANTS OF BUYER AND SELLER		23

Section 7.01	Further Assurances	23
Section 7.02	Certain Filings	23
Section 7.03	Public Announcements	23
Section 7.04	Tax Matters	24
Section 7.05	Bulk Transfer Laws	24
Section 7.06	Bankruptcy Court Approval	25
Section 7.07	Bidding Protections	27

Article 8 CONDITIONS TO CLOSING		29

Section 8.01	Conditions to Obligations of the Parties	28
Section 8.02	Conditions to Obligation of Buyer	29
Section 8.03	Conditions to Obligation of Seller	29

Article 9 SURVIVAL		30

Section 9.01	Survival	30

Article 10 TERMINATION		30

Section 10.01	Grounds for Termination	30
Section 10.02	Effect of Termination	31
Section 10.03	Costs and Expenses	32

Article 11 MISCELLANEOUS		33

Section 11.01	Notices	33
Section 11.02	Amendments and Waivers	33
Section 11.03	Successors and Assigns	33
Section 11.04	Governing Law	33
Section 11.05	Jurisdiction	34
Section 11.06	WAIVER OF JURY TRIAL	34
Section 11.07	Counterparts; Third Party Beneficiaries	34
Section 11.08	Specific Performance	34
Section 11.09	Entire Agreement	35
Section 11.10	No Strict Construction	35
Section 11.11	Severability	35
Section 11.12	Disclosure Schedules	35

EXHIBITS

Exhibit A	Milestones
Exhibit B	Bid Procedures Order

DISCLOSURE SCHEDULES

Schedule 1.01	Certain Permitted Encumbrances
Schedule 2.01(c)	Domain Names
Schedule 2.02(a)	Assumed Contracts and Cure Costs
Schedule 2.05(c)	Approved Marketing Activities
Schedule 3.04	Consents and Approvals
Schedule 3.09	Litigation
Schedule 3.10	Intellectual Property
Schedule 3.11(b)	Taxes
Schedule 5.01	Conduct of the Business
Schedule 6.04	Certain Seller Representatives

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of October 7, 2021 (the “Agreement”), is made and entered into by and between Sequential Brands Group, Inc., a Delaware corporation (“Seller”), and With You, Inc., a California corporation (“Buyer”). Seller and Buyer are sometimes referred to collectively herein as the “Parties” and individually as a “Party”. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Article 1.

W I T N E S E T H:

Whereas, the issued and outstanding membership interests (the “Membership Interests”) of With You LLC, a Delaware limited liability company (the “Company”), are owned as follows: Seller owns 62.5% of the Membership Interests (the “Seller Interests”) and Buyer owns 37.5% of the Membership Interests;

WHEREAS, the Parties, along with the Company, have entered into that certain Amended and Restated Operating Agreement of the Company, dated as of April 8, 2015 (as amended or supplemented, the “Operating Agreement”);

WHEREAS, subject to the terms and conditions set forth in this Agreement, Seller desires to sell, assign, transfer, and convey to Buyer, and Buyer desires to purchase and acquire from Seller all of Seller’s right, title and interest in and to the Purchased Assets (as defined below), including without limitation, one hundred percent (100%) of the Seller Interests such that after giving effect to such purchase of the Seller Interests, Buyer shall own 100% of the Membership Interests of the Company;

Whereas, Seller and certain of its affiliates (the “Debtors”) have filed voluntary petitions for relief under Chapter 11 of Title 11, §§ 101-1330 of the United States Code (as amended, the “Bankruptcy Code”): (a) commencing cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which Chapter 11 Cases are jointly administered under Case No. 21-11194 (JTD); and (b) to seek approval of the Bankruptcy Court to consummate the transactions contemplated by this Agreement.

Now, Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the foregoing and of the representations, warranties, covenants, agreements and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Article 1

Definitions

Section 1.01       Definitions.

(a)            The following terms, as used herein, have the following meanings:

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Administrative Manager” has the meaning set forth in the Operating Agreement.

“Affiliate” means, with respect to any Person, another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, ownership of more than fifty percent (50%) of the voting securities shall be deemed to be “control” for purposes of this definition.

“Alternative Transaction” means any reorganization, merger, transaction, consolidation, business combination, joint venture, partnership, sale of assets, financing (debt or equity), or restructuring or similar transaction of or by Seller or the Company involving any of the Purchased Assets; provided, however, that an Alternative Transaction shall not include (a) after the entry of the Bid Procedures Order, a sale for the Purchased Assets determined by the Debtors to be higher or otherwise better in accordance with the Bid Procedures (as defined in the Bid Procedures Order), or (b) pursuit of confirmation of a Chapter 11 plan of liquidation, confirmation of which plan shall take place solely following the Bankruptcy Court’s entry of the Sale Order, with the occurrence of any “effective date” or similar concept under such plan subject to the occurrence of the Closing Date.

“Auction” means any auction for the sale of the Debtors’ assets conducted pursuant to the terms and conditions of the Bid Procedures and the Bid Procedures Order.

“Backup Bidder” has the meaning set forth in the Bid Procedures Order.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Bid Procedures” means the bidding procedures for the solicitation and submission of bids for a sale, reorganization, or other disposition of the Debtors, any portion of, or all or substantially all of their assets approved by the Bankruptcy Court pursuant to the Bid Procedures Order.

“Bid Procedures Motion” means the motion seeking entry of the Bid Procedures Order and the Sale Order.

“Bid Procedures Order” means an order of the Bankruptcy Court in the form attached hereto as Exhibit B that, among other things, approves (a) the Bid Procedures, (b) bid protections granted to Buyer, including the Break-Up Fee and Expense Reimbursement and provides that such bid protections shall constitute allowed administrative expenses of Debtors’ estates under section 503(b) of the Bankruptcy Code, (c) the form and manner of notice of auction(s), sale transaction(s), and hearing(s), (d) the procedures for assumption and assignment of the Assumed Contracts, and (e) the date for auction(s), if necessary; with any material changes thereto in form and substance reasonably acceptable to Buyer.

“Break-Up Fee” means a cash amount equal to $1,950,000.00.

“Business” means (i) the worldwide business of creating, designing, developing, manufacturing, marketing, selling and licensing of all consumer related lifestyle products including but not limited to all categories within the Fashion, Home, Beauty, Personal Care, Baby, Crafts, Pets, Holiday, Seasonal, Bridal, Celebrations, Travel, Floral, and Food industry segments, but specifically excluding only the Retained Assets (as defined in the Operating Agreement), (ii) the exploitation of the Endorsement Rights (as defined in the Operating Agreement) , (iii) all lines of business reasonably related or ancillary thereto (including the establishment and operating of retail stores), and (iv) any other line of business approved by Buyer and Seller (in their capacity as members of the Company) as of the date of this Agreement, in each case as conducted as of the date of this Agreement.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Causes of Action” means any Claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Claim” means a “claim” as defined in Section 101 of the Bankruptcy Code.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement, dated as of February 5, 2021 by and among Seller, Buyer and Threadstone Advisors LLC.

“Contract” means any contract, agreement, license, sublicense, sales order, purchase order, instrument or other commitment, that is binding on any Person under applicable Law.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Cure Costs” means with respect to any Assumed Contract, the Liabilities that must be paid or otherwise satisfied to cure all monetary defaults under such Assumed Contract to the extent required by Section 365(b) of the Bankruptcy Code.

“Disclosure Schedules” means the Disclosure Schedules attached hereto, as may be supplemented and amended pursuant to Section 5.03.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, covenant, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Expense Reimbursement” means an amount in cash equal to the lesser of (a) $400,000.00 and (b) all reasonable and documented out-of-pocket third-party expenses actually incurred by Buyer in connection with the negotiation of this Agreement and the transactions contemplated hereby.

“Final Deficiency” means the amount, if any, by which the Final Purchase Price (as finally determined in accordance with Section 2.05) is less than the Estimated Purchase Price.

“Final Excess” means the amount, if any, by which the Final Purchase Price (as finally determined in accordance with Section 2.05) exceeds the Estimated Purchase Price.

“Final Order” means a judgment or Order of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or such other court) on the docket in the Chapter 11 Cases (or the docket of such other court), which has not been modified, amended, reversed, vacated or stayed (other than such modifications or amendments that are consented in writing to by Buyer); provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedures, or any analogous rule under the Federal Rules of Bankruptcy Procedure, may be filed relating to such Order, shall not cause an Order not to be a Final Order.

“Final Purchase Price” means (a) the Base Purchase Price plus (b) the amount by which the Final Closing Working Capital Amount is greater than zero (0), if any, minus (c) the amount by which the Final Closing Working Capital Amount is less than zero (0), if any.

“GAAP” means United States generally accepted accounting principles and practices, consistently applied.

“Governmental Authority” means any (a) multinational, federal, state, municipal, local or other governmental or public department, court, tribunal, bureau, agency or instrumentality of government, domestic or foreign, (b) any subdivision or authority of any of the foregoing or (c) any regulatory or administrative authority.

“Intellectual Property” means, with respect to any Person, all of the following in any jurisdiction in which the applicable Person operates and currently, sells its products and services: (i) all patents and patent applications, (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, URLs and Internet domain names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all published and unpublished works of authorship, copyrights therein and thereto and registrations and applications for each of the foregoing, (iv) all mask works and all applications, registrations, and renewals in connection therewith, (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all advertising and promotional materials, and (vii) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge of Seller” means the actual knowledge of each of Tina Simpson, Beth Pliler, Norma Rener, and following due inquiry, the knowledge of Chad Wagenheim and Tracy Soinger.

“Law” means any law, treaty, statute, statute, ordinance, code, decree, Order, rule or regulation of any Governmental Authority.

“Liability” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Intellectual Property” means Intellectual Property that the Company licensed or is otherwise permitted by other Persons to use.

“Lien Release Letters” means one or more release letters or termination statements or customary release documentation in the applicable jurisdiction with respect to the Encumbrances set forth on Schedule 1.01 on the Purchased Assets, in form and substance reasonably satisfactory to Buyer, which letters and other instruments provide that all such Encumbrances set forth on Schedule 1.01 on the Purchased Assets shall be released and terminated effective concurrently with the Closing with no Liability to Buyer or any of its Affiliates, unless, in each case above, such release has been included in the Sale Order.

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, (a) would be reasonably likely to prevent or materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement, or (b) has had or would reasonably be expected to have a material adverse effect on the Business, taken as a whole, excluding, however, for purposes of clause (b) only, any change, effect, event, circumstance, occurrence or state of facts that results from or arises out of: (i) the execution and delivery of this Agreement or the announcement thereof or the pendency or consummation of the transactions contemplated by this Agreement and the other Transaction Documents; (ii) general changes or developments in global or national political, economic, business, monetary, financial or capital or credit market conditions or trends; (iii) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including interest rates); (iv) geopolitical conditions or any outbreak or escalation of hostilities, acts of terrorism or war, civil unrest, epidemic, pandemic, disease outbreak or other health crisis or public health event (including COVID-19), regional, national or international emergency, earthquakes, floods, hurricanes, tornadoes, wildfires, natural disasters or any other acts of God or similar force majeure events, or any escalation or worsening of the foregoing; (v) the failure of the financial or operating performance of the Company or its business to meet internal, Buyer or analyst or other external projections, forecasts or budgets for any period (it being understood that the underlying cause of such failure to meet such projections and forecasts may be taken into account in determining whether a Material Adverse Effect has occurred); (vi) any action taken or omitted to be taken after the date hereof by or at the written request of Buyer, or in compliance with the express covenants and agreements contained in this Agreement; (vii) changes in (or proposals to change) Laws or accounting regulations or principles; or (vii) the Chapter 11 Cases, including the Auction and any announced liquidation of Seller or any of its assets; provided, that any change, effect, event, circumstance, occurrence or state of facts described in clauses (ii), (iii), (iv) and (vii) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event, circumstance, occurrence or state of facts has a materially disproportionate effect on the Business, taken as a whole, as compared to the effects on other participants in the same industry as the Business.

“Milestones” means the milestones set forth on Exhibit A.

“Order” means any award, writ, injunction, judgment, order, ruling, decision, subpoena, precept, directive, consent, approval, award, decree or similar determination or finding entered, issued, made or rendered by any Governmental Authority.

“Owned Intellectual Property” means Intellectual Property owned by or exclusively licensed to the Company.

“Permitted Encumbrances” means the following Encumbrances: (a) Encumbrances for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate Causes of Action; (b) Encumbrances set forth on Schedule 1.01 that will be released at the Closing with no Liability to Buyer or its Affiliates; (c) Encumbrances incurred by or at the written direction of Buyer at the Closing; and (d) outbound Intellectual Property licenses, covenants not to sue and similar rights that are subject to Section 365(n) of the Bankruptcy Code or other outbound non-exclusive licenses to Intellectual Property entered into in the ordinary course of business.

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, unincorporated organization, estate, trust, association, organization or other legal entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or Governmental Authority.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Receivables” means all receivables (including, without limitations, accounts receivable, loans receivables and customer advances) of the Company.

“Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority or internet domain name registrar.

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, counsel, accountants, agents, auditors, advisors, bankers and other representatives of such Person.

“Sale Order” means an Order by the Bankruptcy Court, in form and substance reasonably acceptable to Buyer and Seller, among other things, (a) approving this Agreement, (b) authorizing the sale of the Purchased Assets to Buyer pursuant to section 363 of the Bankruptcy Code, pursuant to the terms and conditions set forth herein, free and clear of any Encumbrances, including the Permitted Encumbrances set forth on Schedule 1.01 but subject to the other Permitted Encumbrances, (c) authorizing the assumption and assignment to Buyer of the Assumed Contracts pursuant to Section 365 of the Bankruptcy Code and (d) authorizing the other transactions contemplated by this Agreement.

“Successful Bidder” has the meaning set forth in the Bid Procedures Order.

“Tax” means (a) all federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding tax, or any other taxes, fees, assessments or charges of any kind whatsoever including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (b) any Liability for payment of amounts described in clause (a), whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity, tax receivable or tax allocation agreement or express or implied obligation (other than any such agreement or obligation entered into in the ordinary course of business that is not primarily related to Taxes).

“Tax Return” means any report, return, election, extension or similar document (including schedules or any related or supporting information) filed or required to be filed with respect to Taxes with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Transaction Documents” means this Agreement, the Assignment and Assumption Agreement and any other agreements, instruments or documents entered into pursuant to, or as contemplated by, this Agreement or the transactions contemplated hereby.

“Transition Services Agreement” means a Transition Services Agreement, to be negotiated in good faith between Seller and Buyer prior to the Closing, in form and substance reasonably acceptable to Seller and Buyer.

“Transfer Taxes” means any sales, use, property transfer or gains, documentary, stamp, registration, intangible, conveyance, recording or similar Tax (including, for certainty, goods and services tax and harmonized sales tax) and any recording costs or fees, however styled or designated, or other amounts in the nature of transfer Taxes payable in connection with the sale or transfer of the Seller Interests, including filing costs and attorneys’ fees.

“With You Avoidance Actions” means: any and all claims for relief of the Debtors against the Company, any of the Company’s licensees, the Buyer, Tina Simpson, or Jessica Simpson solely under chapter 5 of the Bankruptcy Code, including section 544 through 553, section 558 and any other applicable provisions of the Bankruptcy Code, or state fraudulent conveyance, fraudulent transfer, voidable transaction or similar Laws.

“Working Capital” means (i) the sum of the current assets (excluding (A) Receivables, (B) deferred Tax assets and income Tax assets and (C) cash, which will be distributed by the Company to Seller and Buyer immediately prior to the Closing pursuant to the first sentence of Section 2.05(c)) of the Company, minus (ii) the sum of the current liabilities (excluding deferred Tax Liabilities and income Tax payables) of the Company.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Assignment and Assumption Agreement	Section 2.06(b)(iv)
Assumed Contracts	Section 2.02(a)
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Bankruptcy and Equity Exception	Section 3.03
Base Purchase Price	Section 2.03
Buyer	Preamble
Chapter 11 Cases	Recitals
Closing	Section 2.06
Closing Statement	Section 2.05
Company	Recitals
Debtors	Recitals
Disputed Matters	Section 2.05(f)
Domain Names	Section 2.01(c)
E-Commerce Termination Letter	Section 2.06(iv)
End Date	Section 10.01(b)
Estimated Closing Working Capital Amount	Section 2.05
Estimated Purchase Price	Section 2.03
Final Closing Working Capital Amount	Section 2.05(d)
Good Faith Deposit	Section 2.04(a)
Marketing Budget	Section 2.05(c)
Marketing Spend Period	Section 2.05(c)
Objections Statement	Section 2.05(e)
Operating Agreement	Recitals
Party or Parties	Preamble
Post-Closing Statement Purchased Assets	Section 2.05(d) Recitals
Seller	Preamble
Straddle Period	Section 7.04(a)(i)
Surviving Post-Closing Covenants	Section 9.01

Section 1.02      Construction. In construing this Agreement, including the Exhibits and Schedules hereto, the following principles shall be followed: (a) the terms “herein,” “hereof,” “hereby,” “hereunder” and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed unless otherwise specified; (b) except as otherwise set forth herein, references to Articles, Sections, Schedules and Exhibits refer to the Articles, Sections, Schedules and Exhibits of this Agreement, which are incorporated in and made a part of this Agreement; (c) a reference to any Person shall include such Person’s successors and assigns; (d) the word “includes” and “including” and their syntactical variants mean “includes, but is not limited to” and “including, without limitation,” and corresponding syntactical variant expressions; (e) a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any Schedule; (f) the word “dollar” and the symbol “$” refer to the lawful currency of the United States of America; (g) unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, (h) the words “to the extent” shall mean “the degree by which” and not “if”; (i) the word “will” will be construed to have the same meaning and effect as the word “shall,” and the words “shall,” “will,” or “agree(s)” are mandatory, and “may” is permissive, (j) where a word is defined herein, references to the singular will include references to the plural and vice versa, (k) all references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless Business Days are expressly specified, (l) any reference to any agreement or Contract will be a reference to such agreement or Contract, as amended, modified, supplemented or waived; (m) any reference to any particular Code section or any Law will be interpreted to include any amendment to, revision of or successor to that section or Law regardless of how it is numbered or classified; provided that, for the purposes of the representations and warranties set forth herein, with respect to any violation of or non-compliance with, or alleged violation of or non-compliance, with any Code section or Law, the reference to such Code section or Law means such Code section or Law as in effect at the time of such violation or non-compliance or alleged violation or non-compliance; (n) references to “written” or “in writing” include in electronic form; (o) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (p) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (q) the word “or” shall not be exclusive.

Article 2

Purchase And Sale

Section 2.01      Purchase and Sale. Subject to the entry of the Bid Procedures Order and the Sale Order and upon the terms and subject to the conditions of this Agreement and the Sale Order, on the Closing Date, Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Encumbrances, including the Permitted Encumbrances set forth on Schedule 1.01, but subject to the other Permitted Encumbrances, all of Seller’s right, title and interest in the following assets, interests, and rights (collectively, the “Purchased Assets”):

(a)            The Seller Interests;

(b)            The Assumed Contracts;

(c)            Any domain names, websites, or social media handles owned by Seller that are exclusively used or necessary for the Business, as set forth in Schedule 2.01(c), including related passwords (collectively, the “Domain Names”);

(d)            Any other Intellectual Property owned or licensed by Seller and exclusively used or necessary for the Business that is not otherwise owned or exclusively licensed by the Company; and

(e)            The With You Avoidance Actions.

Section 2.02     Assignment of Contracts and Rights.

(a)            Schedule 2.02(a) sets forth a list of all Contracts to which Seller is a party and that Buyer intends to have Seller assume and assign to Buyer on the Closing Date (the “Assumed Contracts”), together with the applicable Cure Costs, if any, for each such Assumed Contract as reasonably estimated in good faith by Seller. At any time prior to the date that is five (5) Business Days prior to the date of the hearing on the Sale Order, Buyer may, by written notice to Seller, designate in writing any Contract exclusively related to the Business not designated as an Assumed Contract and, upon such designation, such Assumed Contract will constitute a Purchased Asset and will be conveyed to Buyer under, and in accordance with the terms of, this Agreement at Closing. All Contracts of Seller which do not constitute Assumed Contracts or which otherwise cannot be assumed and assigned to Buyer shall not be considered Purchased Assets.

(b)            At Closing, (i) Seller shall, pursuant to the Sale Order and the Assignment and Assumption Agreement, assume and assign, or cause to be assigned, to Buyer each of the Assumed Contracts that is capable of being assumed and assigned and the consideration for which is included in the Purchase Price, and (ii) Buyer shall pay promptly all Cure Costs in connection with such assumption and assignment.

Section 2.03     Estimated Purchase Price. On the terms and subject to the conditions contained herein, the purchase price for the Purchased Assets shall be equal to $65,000,000 (the “Base Purchase Price”) plus (b) the amount by which the Estimated Closing Working Capital Amount is greater than zero (0), if any, minus (c) the amount by which the Estimated Closing Working Capital Amount is less than zero (0), if any (the Base Purchase Price, as adjusted pursuant to subsections (b) and (c), if any, the “Estimated Purchase Price”).

Section 2.04    Good Faith Deposit.

(a)            No later than one (1) Business Day following the date of this Agreement, Buyer shall deposit (or cause to be deposited) in a trust account maintained on behalf of Seller (and to be designated by Seller prior to the date hereof) cash in the amount of $5,000,000.00 (the “Good Faith Deposit”) to be held in escrow in accordance with the terms of this Agreement and to be released as provided in Section 2.04(b).

(b)            If the Closing occurs, the Good Faith Deposit (and any interest accrued thereon) shall be transferred to and retained by Seller at the Closing as a credit against the Purchase Price. If this Agreement is terminated in accordance with the terms hereof, the Good Faith Deposit (together with any interest accrued thereon) shall be treated in the manner set forth in Section 10.02(b).

Section 2.05      Closing Statement; Post-Closing Adjustment.

(a)            Within three (3) Business Days prior to the Closing Date, Seller shall provide to Buyer a statement (the “Closing Statement”) setting forth Seller’s good faith calculation of Working Capital as of 12:01 a.m. Eastern time on the Closing Date, without taking into account any of the transactions occurring as part of the Closing (the “Estimated Closing Working Capital Amount”), and on the basis of the foregoing, Seller’s good faith calculation of the Estimated Purchase Price.

(b)            As of the date hereof and as of the Closing Date, the Company does not and will not have any indebtedness for borrowed money or any cash. Buyer hereby acknowledges and agrees that there shall be no adjustment to the Purchase Price, prior to or after the Closing, with respect to any indebtedness of the Company for borrowed money or any cash held by the Company.

(c)            The Parties hereby acknowledge and agree that all cash of the Company will be distributed to Seller and Buyer in accordance with Section 3.01 of the Operating Agreement immediately prior to the Closing. In addition, the Parties hereby acknowledge and agree that, as of the date of this Agreement, the Seller (as Administrative Manager) has approved, and the Company has allocated, $320,000 of the cash of the Company (such amount, the “Marketing Budget”) towards marketing and advertising fees and expenses between the period beginning from the date of this Agreement and ending on the Closing Date (such period, the “Marketing Spend Period”). The Marketing Budget can only be spent by the Company during the Marketing Spend Period and only for the marketing and advertising activities described on Schedule 2.05(c), unless otherwise agreed by the Parties in writing. Following the Marketing Spend Period, the Company shall not utilize any portion of the Marketing Budget or incur any further marketing or advertising fees or expense, and the Buyer agrees that any such amount taken from the Marketing Budget or incurred by the Company following the Marketing Spend Period shall be solely at the Buyer’s expense. To the extent there is any amount that remains in the Marketing Budget following the Marketing Spend Period, the Parties hereby agree that all such amount shall be distributed (along with other cash of the Company) to Seller and Buyer in accordance with Section 3.01 of the Operating Agreement immediately prior to the Closing.

(d)            Within twenty (20) Business Days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Post-Closing Statement”) setting forth Buyer’s good-faith calculation of Working Capital as of 12:01 a.m. Eastern time on the Closing Date, without taking into account any of the transactions occurring as part of the Closing (“Final Closing Working Capital Amount”), and on the basis of the foregoing, Buyer’s calculation of the Final Purchase Price, together with reasonable detail and supporting documentation. The Post-Closing Statement shall be prepared using the same methodologies and accounting principles used to prepare the Closing Statement.

(e)            During the ten (10) Business Days following Seller’s receipt of the Post-Closing Statement, and during any period of dispute in accordance with this Section 2.05, Buyer shall (i) provide Seller and its Representatives upon prior written notice with reasonable but confidential access during normal business hours to the books and records of Buyer, the personnel of, and work papers prepared by, Buyer and/or its accountants to the extent relating to the Post-Closing Statement and to such historical financial information relating to the calculations set forth in the Post-Closing Statement, (ii) reasonably cooperate with the Seller and its Representatives in connection with such review, including providing on a timely basis all other information in connection with such review as is reasonably requested by the Seller or its Representatives, and (iii) use its commercially reasonable efforts to cause its accountants, Representatives and employees to timely and reasonably cooperate with the Seller and its Representatives in connection with such review. If Seller has any objections to the Post-Closing Statement, then Seller shall deliver to Buyer a written statement (an “Objections Statement”) setting forth in reasonable detail each item that Seller disputes (including the specific adjustments that Seller proposes to be made to the Post-Closing Statement taking into account the information then available to Seller). If an Objections Statement is not delivered to Buyer within ten (10) Business Days following the Seller’s receipt of the Post-Closing Statement, or if Seller delivers, before the expiration of such ten (10) Business Day period, written notice to Buyer that it has no objections to the Post-Closing Statement, then the Post-Closing Statement shall be final and binding on, and non-appealable by, the Parties. Any matters and amounts not raised in the Objections Statement shall be deemed to be final and binding on, and non-appealable by, the Parties.

(f)            If a timely Objections Statement is received by Buyer in accordance with Section 2.05(e), then Seller and Buyer shall negotiate in good faith to resolve the objections raised therein. If Buyer and Seller are unable to reach a final resolution of all of such objections within ten (10) Business Days after the delivery of the Objections Statement to Buyer (or such longer period as Seller and Buyer may agree in writing), then Seller and Buyer shall submit any and all matters and amounts (but only such matters and amounts) that were included in the Objections Statement and remain in dispute (the “Disputed Matters”) to the Bankruptcy Court for the purpose of resolving the Disputed Matters.

Section 2.06    Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets hereunder shall take place remotely by conference call and by exchange of signature pages by email or fax, or at such other place as Seller and Buyer mutually may agree in writing, as soon as possible following entry of the Sale Order, but in no event later than three (3) Business Days, after satisfaction of the conditions set forth in Article 8, or at such other time or place as Buyer and Seller may agree in writing. At the Closing:

(a)            Buyer shall deliver, or cause to be delivered, to Seller:

(i)            the Estimated Purchase Price (less the Good Faith Deposit as set forth in Section 2.04(a)) by wire transfer of immediately available funds, to the bank account(s) designated in writing by Seller prior to the Closing Date;

(ii)           the Assignment and Assumption Agreement, duly executed by Buyer;

(iii)          the Transition Services Agreement, duly executed by Buyer;

(iv)          a letter confirming the termination of that certain agreement between Buyer and the Company dated May 1, 2019 with respect to the Jessica Simpson e-commerce platform and website (“E-Commerce Termination Letter”);

(v)           each other Transaction Document to which Buyer is a party, duly executed by Buyer; and

(vi)          such other assignments and other good and sufficient instruments of assumption and transfer, in form satisfactory to Buyer and Seller, as Seller may reasonably request to transfer and assign the Purchased Assets to Buyer.

(b)           Seller shall deliver, or cause to be delivered, to Buyer:

(i)            the Seller Interests and certificates representing the Seller Interests, duly endorsed in blank or accompanied by powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed;

(ii)            Seller’s books and records, to the extent exclusively related to the Business, including all corporate records, all technical information and data, databases, computer files, schematics, all filings made with or records required to be kept by any Governmental Authority, all research and development reports, all financial and accounting records (including without limitation, the unaudited balance sheets and related statements of income as of and for (i) the fiscal year ended December 31, 2020, (ii) the fiscal year ended December 31, 2019 and (iii) the period ended the month prior to the Closing Date), all creative, promotional or advertising materials, and any other ledgers, files, documents, correspondence and business records relating to the foregoing; provided, however, in no event shall Seller be required to deliver to Buyer any books and records of any kind or medium, communications, corporate records, minute books, emails, correspondence or any other transmission, records or materials that, in each case, are related to the sale of the Business by Seller, including, without limitation, the transactions contemplated by this Agreement, the negotiation thereof and hereof and the consummation of the transactions contemplated hereby; provided, further, that Seller shall be entitled to retain a copy of such books and records described in this Section 2.06(b)(ii) for recordkeeping purposes, which such copies shall be retained in accordance with the terms of the Confidentiality Agreement;

(iii)          the Domain Names, and a list of all user names, passwords and other relevant login information needed to access the foregoing;

(iv)          an assignment and assumption agreement, in form and substance reasonably acceptable to Seller and Buyer (the “Assignment and Assumption Agreement”), with respect to the Assumed Contracts, duly executed by Seller;

(v)           the With You Avoidance Actions;

(vi)          the Transition Services Agreement, duly executed by Seller;

(vii)         the E-Commerce Termination Letter;

(viii)        each other Transaction Document to which Seller is a party, duly executed by Seller;

(ix)          the resignation of the Administrative Manager as a manager of the Company;

(x)            a certificate of non-foreign status executed by Seller (or, if applicable, a direct or indirect owner of Seller) for U.S. federal income tax purposes, prepared in accordance with Treasury Regulation Section 1.1445-2(b) and a properly executed IRS Form W-9;

(xi)          Lien Release Letters; and

(xii)         such other assignments and other good and sufficient instruments of assumption and transfer, in form satisfactory to Buyer and Seller, as Buyer may reasonably request to vest in Buyer all right, title and interest in and to the Purchased Assets.

Section 2.07    Post-Closing Payment. After determination of the Final Purchase Price in accordance with Section 2.05, an adjustment payment shall be calculated as set forth in this Section 2.07:

(a)            If there is a Final Deficiency, then, no later than three (3) Business Days after the determination of the Final Purchase Price in accordance with Section 2.05, Seller shall pay the amount of the Final Deficiency by wire transfer of immediately available funds to the account(s) designated by Buyer.

(a)            If there is a Final Excess, then, no later than three (3) Business Days after the determination of the Final Purchase Price in accordance with Section 2.05, Buyer shall pay to Seller the amount of the Final Excess by wire transfer of immediately available funds to the account designated by Seller.

Section 2.08      Seller Receivables. The Parties acknowledge and agree that Receivables that relate to any period prior to the Closing Date shall be allocated to Seller and Buyer in accordance with Section 3.01 of the Operating Agreement, other than Receivables that are royalties payable by Buyer to the Company pursuant to that certain License Agreement, dated as of May 1, 2019, by and between Buyer and the Company, which the Parties acknowledge and agree shall be allocated 100% to Seller. From and after the Closing, with respect to Receivables that relate to any period prior to the Closing Date, (a) to the extent that such Receivables are paid to and actually collected by Buyer or any of its Affiliates, Buyer shall promptly remit, or cause its Affiliates to promptly remit, Seller’s portion of such Receivables as set forth in the first sentence of this Section 2.08 to Seller by wire transfer of immediately available funds no later than fifteen (15) days following the end of each calendar month following the Closing Date, and (b) in furtherance of the foregoing, (i) Buyer shall, and shall cause the Company to, use commercially reasonable efforts to collect on such Receivables and (ii) Buyer shall not, and shall cause the Company not to, take any action that would have the effect of reducing the Receivables payable to the Company or delaying the payment of Receivables due to the Company.

Article 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Buyer as of the date of this Agreement and the Closing Date as follows:

Section 3.01    Organization and Qualification. Seller is a corporation duly organized and is validly existing and in good standing (where applicable) under the Laws of the State of Delaware, with the requisite power and authority to own its properties and conduct its business as currently conducted, except for any failure to be in good standing as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02    Corporate Authorization. Subject to entry of the Sale Order, the execution, delivery and performance by Seller of this Agreement and all other Transaction Documents to which Seller is or will be a party and the consummation of the transactions contemplated hereby and thereby have been, or prior to the Closing will be, duly authorized by all necessary corporate or other action on the part of Seller. Subject to entry of the Sale Order, Seller has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which Seller is or will be a party, and to consummate the transactions contemplated hereby and thereby and to performs its obligations hereunder and thereunder.

Section 3.03    Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by Seller and, subject to the Bankruptcy Court’s entry of the Bid Procedures Order and the Sale Order and subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in any Causes of Action in equity or at Law) (the “Bankruptcy and Equity Exception”), will constitute the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 3.04    Consents and Approvals. No consent, approval, authorization or Order of or with any third party, or Governmental Authority having jurisdiction over Seller or any of its properties, is required for the execution and delivery by Seller of this Agreement and performance of and compliance by Seller with all of the provisions hereof and the consummation of the transactions contemplated herein, except: (a) as set forth on Schedule 3.04(a); (b) the entry of the Sale Order and the expiration, or waiver by the Bankruptcy Court, of the fourteen (14) day period set forth in Rules 6004(h) and 3020(e) of the Federal Rules of Bankruptcy Procedure, as applicable; (c) for notices, filings and consents required in connection with the Chapter 11 Cases; and (d) for such consents, approvals, authorizations and Orders, the failure of which to provide, make or obtain, would not, individually or in the aggregate, be material to the Company, taken as a whole.

Section 3.05      No Conflicts. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which Seller is or will be a party and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any of the organizational documents of Seller; (b) conflict with or violate any Law applicable to Seller; (c) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which Seller is a party; or (d) subject to entry of the Sale Order, require any consent or approval of, registration or filing with, or notice to any Governmental Authority, except, in the causes of clauses (b) through (d), as would not, individually or in the aggregate, be material to the Company, taken as a whole.

Section 3.06      Membership Interests. The Membership Interests have been duly authorized, validly issued and are fully paid and nonassessable. There are no Encumbrances to which the Company is subject, or other Contract to which the Company is subject, relating to the ownership, transfer or voting of any Membership Interests in the Company. There are no outstanding options, warrants, convertible securities, subscriptions or other rights obligating the Company to issue any additional Membership Interests.

Section 3.07      Title to the Purchased Assets. Seller is the sole legal and beneficial owner of the Purchased Assets. Upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated hereby and subject to the terms of the Sale Order, Seller will thereby transfer to Buyer, all of Seller’s right, title and interest in and to the Purchased Assets free and clear of all Encumbrances (other than Permitted Encumbrances). Immediately following the Closing, Buyer will own one hundred percent (100%) of the Membership Interests.

Section 3.08      Equity Interests. The Company (a) does not directly or indirectly own any equity, partnership, membership or similar interest in any Person, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest in such Person, and (b) is not under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any Person.

Section 3.09      Litigation. Except as set forth on Schedule 3.09, as of the date hereof, there are no Causes of Action to which the Company is a party pending, or, to the Knowledge of Seller, threatened (a) to restrain or prevent the transactions contemplated by this Agreement, or (b) otherwise affecting any material property or asset of the Company, except as would not be material to the Company, taken as a whole. Except as set forth on Schedule 3.09, the Company is not a party to any outstanding Order.

Section 3.10      Intellectual Property.

(a)            Schedule 3.10(a) sets forth a true and complete list of all material Owned Intellectual Property that is Registered.

(b)            Except as set forth on Schedule 3.10(b), no Owned Intellectual Property has been in the last twelve (12) months or is now involved in any opposition, cancellation, public protest, domain name dispute resolution, interference, reissue, reexamination, mediation or arbitration proceeding and, to the Knowledge of Seller, no such proceeding is or has been threatened with respect to any of the Owned Intellectual Property, except as would not, individually or in the aggregate, be material to the Company.

(c)            The Company owns or otherwise holds valid rights to use all Intellectual Property used in the operation of the Business as currently conducted. The Company exclusively owns, free and clear of any and all Encumbrances (other than Permitted Encumbrances and licenses granted under third-party Intellectual Property exclusively licensed to the Company), all Owned Intellectual Property and, to the Knowledge of Seller, all other Intellectual Property used in the Business other than Licensed Intellectual Property.

(d)            Except as would not, individually or in the aggregate, be material to the Company, the Company has taken reasonable steps in accordance with standard industry practices to protect its rights in its Owned Intellectual Property.

(e)            All material Owned Intellectual Property is subsisting and, to the Knowledge of Seller, valid and enforceable.

(f)            The Company has not transferred ownership of, or granted any exclusive license with respect to, any Owned Intellectual Property, other than the license agreements with licensees of the Jessica Simpson brand to manufacture, import, sell, distribute, market and/or promote products bearing the Jessica Simpson brand. Upon the consummation of the Closing, the Company shall continue to own all of the Owned Intellectual Property rights reasonably necessary for the conduct of the Business as it is currently conducted and all of such rights shall be exercisable by the Company to the same extent as prior to the Closing. To the Knowledge of Seller, other than as set forth on Schedule 3.10(f), no loss or expiration of any of the Owned Intellectual Property used by the Company is threatened or, within three (3) months preceding the date hereof, pending.

Section 3.11      Taxes.

(a)            The Company has timely filed all income or other material Tax Returns required to be filed with the appropriate Governmental Authorities, and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and payable by the Company with respect to the Business whether or not shown to be payable on such Tax Returns, have been timely paid. No claim has been made in writing within the last three (3) taxable years by a Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller or the Business is or may be subject to taxation by that jurisdiction.

(b)            Other than as set forth on Schedule 3.11(b), there are no Encumbrances on any of the Membership Interests that arose in connection with any failure (or alleged failure) of Seller or the Company to pay any Tax, other than Encumbrances for Taxes not yet due and payable.

Section 3.12      No Other Representations or Warranties. Buyer acknowledges that, except for the representations and warranties expressly set forth in this Article 3, neither Seller nor any other Person or Representative acting on behalf of Seller or otherwise makes any express or implied representation or warranty with respect to Seller or with respect to any information provided by or on behalf of Seller to Buyer.

Article 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date of this Agreement as follows:

Section 4.01      Corporate Existence and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all power and authority to carry on its business as presently conducted.

Section 4.02      Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and all other Transaction Documents to which Buyer is or will be a party and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer.

Section 4.03      Execution and Delivery; Enforceability. This Agreement and all other Transaction Documents to which Buyer is or will be a party have been, or prior to the Closing will be, duly and validly executed and delivered by Buyer, and constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04      No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any of the organizational documents of Buyer; (b) conflict with or violate any Law applicable to Buyer; (c) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which Buyer is a party; or (d) require any consent or approval of, registration or filing with, or notice to any Governmental Authority, except for such consents or approvals that would not, individually or in the aggregate, reasonably be expected to have a materially adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 4.05      Availability of Funds; Solvency. Buyer shall have at the Closing sufficient funds to pay all of the Purchase Price and any other costs, fees and expenses which may be required to be paid by or on behalf of Buyer under this Agreement and the other Transaction Documents. Notwithstanding anything to the contrary contained herein, Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing. As of the Closing and immediately after consummating the transactions contemplated by this Agreement and the other transactions contemplated by the Transaction Documents, Buyer and its subsidiaries (taken as a whole) will not, (a) be insolvent (either because their financial condition is such that the sum of their debts is greater than the fair value of their assets or because the present fair value of their assets will be less than the amount required to pay their Liability (calculated as the amount that would reasonably be expected to become an actual and matured Liability) on their debts as they become absolute and matured); (b) have unreasonably small capital with which to engage in their respective businesses; or (c) have incurred or plan to incur debts beyond their ability to repay such debts as they become absolute and matured.

Section 4.06      Litigation. There are no Actions to which Buyer is a party pending, or, to the knowledge of Buyer, threatened (a) to restrain or prevent the transactions contemplated by this Agreement or any other Transaction Documents, or (b) that would affect in any material respect Buyer’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

Section 4.07      Investment Intent. Buyer is acquiring the Purchased Assets for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Purchased Assets in a manner that would violate the registration requirements of the Securities Act.

Section 4.08      Brokers. No broker, finder or agent will have any claim against Seller for any fees or commissions in connection with the transactions contemplated by this Agreement or any other Transaction Document based on arrangements made by or on behalf of Buyer.

Section 4.09      Independent Investigation. BUYER HAS CONDUCTED ITS OWN INDEPENDENT REVIEW AND ANALYSIS OF THE COMPANY, INCLUDING ITS OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, FINANCIAL CONDITION, SOFTWARE, TECHNOLOGY AND PROSPECTS OF THE BUSINESS, AND ACKNOWLEDGES THAT IT HAS BEEN PROVIDED ACCESS TO PERSONNEL, PROPERTIES, PREMISES AND RECORDS OF THE COMPANY AND THE DATA ROOM ESTABLISHED BY SELLER FOR SUCH PURPOSE. IN ENTERING INTO THIS AGREEMENT, BUYER HAS RELIED SOLELY UPON ITS OWN INVESTIGATION AND ANALYSIS AND THE INFORMATION CONTAINED IN SUCH DATA ROOM, AND SELLER’S REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 3 AND ACKNOWLEDGES THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ITS REPRESENTATIVES (INCLUDING ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER IN THE DATA ROOM, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE 3). EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE 3, (A) SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF OR OTHERWISE IN ANY WAY RELATING TO THE COMPANY OR ITS ASSETS, LIABILITIES OR OPERATIONS, OR ITS BUSINESS, INCLUDING WITH RESPECT TO VALUE, CONDITION OR PERFORMANCE OR MERCHANTABILITY, NONINFRINGEMENT OR FITNESS FOR ANY PURPOSE (BOTH GENERALLY OR FOR ANY PARTICULAR PURPOSE) AND WITH RESPECT TO FUTURE REVENUE, PROFITABILITY OR THE SUCCESS OF THE COMPANY AND THE BUSINESS AND (B) ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER ACKNOWLEDGES THAT, SHOULD THE CLOSING OCCUR, BUYER SHALL ACQUIRE THE ASSETS OF THE BUSINESS WITHOUT ANY WARRANTY AS TO MERCHANTABILITY OR FITNESS THEREOF FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS.

Article 5

COVENANTS OF SELLER

Section 5.01      Conduct of the Business. Except (1) as may be reasonably advisable to carry out any of the transactions contemplated by the Transaction Documents or as set forth on Schedule 5.01, (2) as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), with an email from Tina Simpson on behalf of Buyer being sufficient, (3) as expressly permitted pursuant to the Bid Procedures Motion, Bid Procedures Order, and Bid Procedures or this Agreement, (4) as required or approved by the Bankruptcy Code or any Orders entered by the Bankruptcy Court in the Chapter 11 Cases, including, without limitation, any debtor-in-possession financing order or any order permitting the use of cash collateral, (5) as otherwise necessary to comply with applicable Law, or (6) for any actions taken in good faith as reasonably necessary to respond to COVID-19 (provided, that prior to taking (or abstaining from taking) any action pursuant to this clause (6), Seller shall use commercially reasonable efforts to provide reasonable advance notice to Buyer and consult in good faith with Buyer with respect to the appropriateness of such action or inaction), from the date hereof until the Closing Date, (x) Seller shall use commercially reasonable efforts to conduct the Business in the ordinary course of business and (y) Seller shall cause the Company not to, and the Company shall not:

(a)            take any actions with respect to Company’s capital structure or organizational structure, or amend or otherwise change Company’s certificate of formation or operating agreement or equivalent organizational documents;

(b)            issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance, except a Permitted Encumbrance, (i) any Membership Interests, or any options, warrants, convertible securities or other rights of any kind to acquire any such Membership Interests, or any other equity or ownership interest in the Company or the Business or (ii) any properties or assets of the Company or the Business, other than sales of inventory or other products by licensees of the Business in the ordinary course of business;

(c)            acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar Contract or arrangement;

(d)            incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances;

(e)            enter into, amend, waive, modify or consent to the termination of any lease, any material Contract in respect of any Licensed Intellectual Property or any other material Contract of the Company, or amend, waive, modify or consent to the termination of the Company’s rights thereunder in any material respect;

(f)            permit the lapse of any right relating to Owned Intellectual Property (or any other Intellectual Property that constitutes a Purchased Asset) that is material to the Business as currently conducted; or

(g)            agree or commit to do any of the foregoing.

Section 5.02      Access to Information.

(a)            From the date hereof until the Closing Date, Seller will use commercially reasonable efforts, subject to the terms of the Confidentiality Agreement, to give, on reasonable prior written notice and during normal business hours, Buyer, its counsel, and financial advisors, reasonable access to the offices, properties, books and records of Seller relating (and solely to the extent relating) to the Company, and (ii) to furnish to Buyer, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information relating (and solely to the extent relating) to the Company as such Persons may reasonably request. Buyer agrees that any investigation undertaken pursuant to the access granted under this Section 5.02(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of Seller’s business.

(b)            Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide access to, or otherwise furnish, any information if Seller determines, in its reasonable discretion, that (i) such access would be reasonably likely to jeopardize any attorney-client or other similar privilege, (ii) such access would contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date of this Agreement, (iii) the information to be accessed is pertinent to any existing or potential litigation between Seller or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand or (iv) any information, guidance or advice received by the Company and its Affiliates related to the transactions contemplated by this Agreement.

(c)            All requests for access or information by or on behalf of Buyer shall be submitted to Stifel, Nicolaus & Co. or such other person(s) as Seller may designate in writing, and none of Buyer or any of its Affiliates or Representatives shall communicate with any other employees or officers of Seller without the prior written consent of Seller. For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, Buyer shall not have access to personnel records of Seller relating to individual performance or evaluation records, medical histories or other information related to employees of Seller.

(d)            At and following the Closing, Seller may retain copies of the books and records of the Business to the extent Seller determines, in its sole discretion, that Seller (i) should retain them to comply with applicable Law or (ii) may require such copies for Tax purposes.

Section 5.03      Update of Disclosure Schedules. Until the Closing Date, Seller may deliver any new schedules or supplement or amend the Disclosure Schedules with respect to any matter that, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in the Disclosure Schedules. Any such supplement or amendment shall be deemed to modify the Disclosure Schedules for purposes of this Agreement except to the extent that, absent such modification(s) to the Disclosure Schedules, Seller would then be in breach of the representations, warranties, covenants or other agreements contained herein such that the condition to Closing set forth in Section 8.02(a) would not then be satisfied.

Section 5.04      Use of Name. After the Closing, Seller shall not, and shall cause its Affiliates not to, use, authorize the use, register, or attempt to register the name “Jessica Simpson” or any confusingly similar variations thereof as a trademark, domain name, or any other form of Intellectual Property.

Section 5.05      Notices of Certain Events. Seller shall promptly (and in any event within five (5) Business Days) notify Buyer in writing (which notice shall include, to the extent reasonably practicable, any relevant details and information in Seller’s possession or control) of (a) the occurrence of any change, effect, event, circumstance, occurrence or state of facts of which it is or becomes aware, which does, or which could be reasonably be expected to, cause any condition set forth in Article 8 to fail to be satisfied or which would otherwise prevent, delay or impede the Closing, (b) any written notice or other communication from any Governmental Authority (other than the Bankruptcy Court) related to or in connection with the transactions contemplated by this Agreement and (c) the receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Any required to provide notice to be provided under this Section 5.05 may be fully satisfied by providing notice to counsel to Buyer at the email address for such counsel as set forth in Section 11.01.

Section 5.06      Wrong Pockets. Within twelve (12) months following the Closing Date, (a) in the event that any asset, right or property of Seller or its Affiliates exclusively used or necessary for the Business is found to have been retained by Seller or its Affiliates, (i) Seller shall, or shall cause its Affiliates to, transfer and convey such asset, right or property (and any related Liability) as soon as reasonably practicable to Buyer, in each case for no additional consideration, and (ii) Seller shall hold such asset, right or property in trust for Buyer until such transfer and conveyance is completed, or (b) any asset, right or property of Seller or its Affiliates that are not related to or used in the Business is found to have been transferred and conveyed to Buyer, (i) Buyer shall transfer and convey such asset, right or property (and any related Liability) as soon as reasonably practicable to Seller, in each case for no additional consideration and (ii) Buyer shall hold such asset, right or property in trust for Seller until such transfer and conveyance is completed.

Article 6

COVENANTS OF BUYER

Section 6.01      Confidentiality. Buyer acknowledges and agrees that at any time prior to the Closing Date and after any termination of this Agreement, the Confidentiality Agreement shall remain in full force and effect and Buyer and its Affiliates shall remain bound thereby during such periods.

Section 6.02      Notices of Certain Events. Buyer shall promptly (and in any event within five (5) Business Days) notify Seller in writing (which notice shall include, to the extent reasonably practicable, any relevant details and information in Buyer’s possession or control) of (a) the occurrence of any change, effect, event, circumstance, occurrence or state of facts of which it is or becomes aware, which does, or which could be reasonably be expected to, cause any condition set forth in Article 8 to fail to be satisfied or which would otherwise prevent, delay or impede the Closing, (b) any written notice or other communication from any Governmental Authority (other than in or related to the Bankruptcy Court) related to or in connection with the transactions contemplated by this Agreement and (c) the receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Any requirement to provide notice under this Section 6.02 may be fully satisfied by provided notice to counsel to Seller at the email address for such counsel as set forth in Section 11.01.

Section 6.03      Preservation of Books and Records. After the Closing Date, Buyer shall provide to Seller and its Affiliates and Representatives (without charge to Seller other than the costs of copying, if any) reasonable access to, including the right to make copies of, all books and records included in and otherwise related to the Company, to the extent necessary to permit Seller to determine any matter relating to their respective rights and obligations hereunder or to any period ending on or before the Closing Date (for example, for purposes of any Tax or accounting audit or any claim or litigation matter) or otherwise related to the Company, for periods prior to the Closing and shall preserve such books and records until the latest of (a) such period as shall be consistent with Buyer’s records retention policy in effect from time to time, (b) the retention period required by applicable Law, (c) the conclusion of all bankruptcy proceedings relating to the Chapter 11 Cases, including the closing of the Chapter 11 Cases and (d) in the case of books and records relating to Taxes, the expiration of the statute of limitations applicable to such Taxes. Such access shall include access to any information in electronic form to the extent reasonably available. Buyer acknowledges that Seller has the right to retain originals or copies of all of books and records related to the Company for periods prior to the Closing.

Section 6.04      Communication. On and after the date hereof and through the Closing Date, other than the Representatives of Seller set forth on Schedule 6.04, Buyer shall not (and shall not permit any of Buyer’s Representatives or Affiliates to) contact or communicate with the employees, licensees, customers, service providers and vendors of Seller without the prior consultation with and written approval of Seller; provided that, subject to Section 6.01, this Section 6.04 shall not prohibit ordinary course communications that are unrelated to this Agreement or the transactions contemplated hereby.

Section 6.05      Buyer’s Knowledge. Notwithstanding anything herein to the contrary, Buyer acknowledges and agrees that, in the event that Buyer has entered into this Agreement with any knowledge by Buyer or any Affiliate of Buyer of any breach by Seller of any representation, warranty or covenant in this Agreement, Buyer shall not have any claim or recourse against Seller or any of its Affiliates with respect to such breach under this Agreement, including under Article 8 and Article 10.

Article 7

COVENANTS OF BUYER AND SELLER

Section 7.01      Further Assurances.

(a)            At and after the Closing, and without further consideration therefor, Seller and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable .

(b)            The Parties agree to (and shall cause each of their respective Affiliates to) provide each other with such information and assistance as is reasonably necessary for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise, including the furnishing or making available on a timely basis of records, personnel (as reasonably required), books of account, or other necessary materials.

Section 7.02      Certain Filings. Seller and Buyer shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to consummate and make effective the transactions contemplated by this Agreement, including furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority, and filing, or causing to be filed, as promptly as practicable, any required notification and report forms under other applicable competition Laws with the applicable Governmental Authority.

Section 7.03      Public Announcements. On and after the date hereof and through the Closing Date, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and no Party shall issue any press release or make any public statement prior to obtaining the written consent of all other Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that that no such prior consultation or consent shall be required for disclosure by either Party (a) to its current, former or prospective lenders and their respective Representatives, provided that the recipient of such information is subject to a customary confidentiality obligation, (b) in earnings releases or earnings calls or as otherwise advised by accountants, or (c) as required by applicable Law or applicable securities exchange rules.

Section 7.04      Tax Matters.

(a)            Allocation of Straddle Period Taxes.

(i)            For purposes of this Agreement, in order to apportion appropriately any Taxes relating to a taxable period beginning before and ending after the day immediately prior to the Closing Date (a “Straddle Period”), the amount of Taxes that are allocable to the portion of the Straddle Period ending on and including the day immediately prior to the Closing Date shall be:

(A)            in the case of Taxes imposed on a periodic basis with respect to the business or assets of a Seller (such as ad valorem and property Taxes) and exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation, the amount of such Taxes, exemptions, allowances or deductions for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period (provided that any Tax exemption or allowance with respect to an annual period shall be pro-rated on an equal daily basis between the pre-Closing Tax period and the remainder of the Straddle Period); and

(B)            in the case of all other Taxes, determined on a “closing of the books basis” as if the taxable period ended on the Closing Date.

(b)            Tax Cooperation. The Parties shall furnish or cause to be furnished to each other, upon request, and at the sole cost of the requesting Party, as promptly as practicable, such information and assistance relating to the Company as is reasonably necessary for the filing of Tax Returns and the preparation for, or the prosecution or defense of, any audit, claim, demand, proposed adjustment or deficiency relating to Taxes, and any other matter or proceeding relating to Taxes.

(c)            Transfer Taxes. To the extent Seller is required by applicable Law to pay Transfer Taxes, Buyer shall reimburse Seller the amount of such Transfer Taxes at least five Business Days prior to the applicable due date for such Transfer Taxes, and Seller shall provide timely payment thereof (if any payment is due) to the applicable Governmental Authority and promptly provide a copy of such Tax Return to Buyer. Further, each Party hereto agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes. Closing. The Parties hereto shall cooperate in good faith to establish any available exemption from (or reduction of) any Transfer Taxes.

Section 7.05      Bulk Transfer Laws. The Parties intend that pursuant to Section 363(f) of the Bankruptcy Code, the transfer of the Purchased Assets shall be free and clear of any security interests, including any liens or claims arising out of the bulk transfer Laws, and the Parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order. In furtherance of the foregoing, each Party hereby waives compliance by the other Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.

Section 7.06      Bankruptcy Court Approval.

(a)            The Parties shall use their respective commercially reasonable efforts to have (i) the Bankruptcy Court enter the Bid Procedures Order as promptly as practicable and (ii) the Bankruptcy Court enter the Sale Order as promptly as practicable after the completion of the Auction but, in any event, in each case in compliance with the Milestones. Debtors and Buyer shall cooperate in good faith to obtain the Bankruptcy Court’s entry of the Bid Procedures Order, the Sale Order, and any other Order reasonably necessary in connection with the transactions contemplated by this Agreement, including furnishing affidavits, nonconfidential financial information, or other documents or information for filing with the Bankruptcy Court and making such advisors of Debtors and Buyer and their respective Affiliates available to testify before the Bankruptcy Court for the purposes of, among other things, providing adequate assurances of performance by Buyer as required under Section 365 of the Bankruptcy Code, and demonstrating that Buyer is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code. Buyer agrees that it will promptly take such actions as are reasonably requested by Seller to assist in obtaining entry of the Bid Procedures Order, the Sale Order, and any other Order reasonably necessary, consistent with the above.

(b)            The Debtors shall give notice under the Bankruptcy Code and the Bankruptcy Rules of the request for the relief specified in the Bid Procedures and Sale Motion to all Persons entitled to such notice, including all Persons that have asserted Encumbrances on the Purchased Assets and all non-debtor parties to the Assumed Contracts, and other appropriate notice as required by the Bankruptcy Rules and the local rules of the Bankruptcy Court, including such additional notice as the Bankruptcy Court shall direct or as Buyer may reasonably request, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings or other proceedings in the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby. Debtors shall be responsible for making all appropriate filings relating to this Agreement with the Bankruptcy Court, and shall use commercially reasonable efforts to submit such filings to Buyer no less than two Business Days prior to their filing with the Bankruptcy Court for Buyer’s prior review and comment, which comments the Debtors shall consider and attempt to incorporate in good faith, in consultation with Buyer.

(c)            In the event the entry of the Bid Procedures Order, the Sale Order or any other Orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bid Procedures Order, the Sale Order or other such Order), Debtors shall use commercially reasonable efforts to defend such appeal.

(d)            The Debtors and Buyer acknowledge that this Agreement and the transactions contemplated hereby are subject to (i) entry of, as applicable, the Bid Procedures Order and the Sale Order and (ii) the consideration by the Debtors and Seller of higher or better competing bids (whether through any and all types of consideration, including, without limitation, cash, assumed liabilities or credit bid) in respect of a sale, reorganization, or other disposition of the Debtors or Seller, the Business or the Purchased Assets. In the event of any discrepancy between this Agreement and the Bid Procedures Order and the Sale Order, the Bid Procedures Order and the Sale Order shall govern; provided, however, that nothing in this Section 7.07(d) shall limit the rights of Buyer hereunder in the event that any Bid Procedures Order or any Sale Order does not comply with the terms of this Agreement.

(e)            During the period commencing on the date hereof and ending on the earlier of (i) the date of entry of the Bid Procedures Order or (ii) the date this Agreement is terminated as provided in Article 10, Seller will not, nor will it permit any of its Affiliates or anyone acting on behalf of any of them to, solicit, negotiate or enter into any discussions or negotiations with any Person (other than Buyer or its Representatives) in connection with any Alternative Transaction; provided that Seller shall be permitted to furnish or cause to be furnished to any Person any information concerning the Purchased Assets or the Business. Seller shall, immediately upon the execution of this Agreement, cease any and all ongoing discussions with any other potential purchaser of all or any portion of the Purchased Assets and/or the Business and shall cause its Representatives and Affiliates and their respective Representatives to do the same. Notwithstanding anything to the contrary herein, from the date of entry of the Bid Procedures Order and until the transactions contemplated hereby are consummated, Buyer agrees and acknowledges that Seller, Debtors and their Affiliates, including through their Representatives, are and may continue soliciting and/or responding to inquiries, proposals or offers from third parties in connection with any Alternative Transaction, including, without limitation, inquiries, proposals or offers related to the Purchased Assets, and may facilitate (and perform any and all other acts related thereto), including, without limitation, furnishing any information (subject to entering into a customary confidentiality agreement) with respect to, any effort or attempt by any Person to seek to do any of the foregoing in connection with an Alternative Transaction. Seller shall promptly notify Buyer of receipt by Debtors or any of their Representatives of any such inquiries, proposals or offers; provided that, as to any inquiries, proposals or offers received prior to entry of the Bid Procedures Order, Seller shall provide Buyer with a copy of any such inquiries, proposals or offers within two (2) Business Days of receipt by the Debtors or their Representatives.

(f)            The Sale Order shall, among other things, (i) approve, pursuant to sections 105, 363, and 365 of the Bankruptcy Code, (A) the execution, delivery and performance by Seller of this Agreement, (B) the sale of the Purchased Assets to Buyer on the terms set forth herein and free and clear of all Encumbrances, including the Permitted Encumbrances set forth on Schedule 1.01 but subject to the other Permitted Encumbrances, and (C) the performance by Debtors of their respective obligations under this Agreement; (ii) authorize and empower Seller to assume and assign to Buyer the Assumed Contracts; (iii) find that Buyer is a “good faith” buyer within the meaning of section 363(m) of the Bankruptcy Code, find that Buyer is not a successor to any Seller, and grant Buyer the protections of section 363(m) of the Bankruptcy Code; (iv) find that Buyer shall have no Liability or responsibility for any Liability or other obligation of Seller arising under or related to the Purchased Assets other than as expressly set forth in this Agreement, including successor or vicarious Liabilities of any kind or character, including any theory of antitrust, successor, or transferee Liability, labor law, de facto merger, or substantial continuity; and (v) find that Buyer has provided adequate assurance (as that term is used in Section 365 of the Bankruptcy Code) of future performance in connection with the assumption of the Assumed Contracts.

(g)            Debtors shall comply with the Milestones.

(h)            If an Auction is conducted, and Buyer is not the Successful Bidder at the Auction but is the next highest bidder after the Successful Bidder at the Auction, Buyer shall serve as a Backup Bidder and keep its bid to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) open and irrevocable, notwithstanding any right of Buyer to otherwise terminate this Agreement pursuant to Article 10 hereof, until the earlier of (i) the Backup Bid Expiration Date (as defined in the Bid Procedures) or (ii) the first Business Day after the closing of a transaction with a Successful Bidder for the Purchased Assets that is not Buyer; provided, however, that if prior to the Backup Bid Expiration Date, a Successful Bidder for the Purchased Assets that is not Buyer fails to consummate its transaction as a result of a breach or failure to perform on the part of such Successful Bidder, or because a condition in such Successful Bidder’s purchase agreement cannot otherwise be met, and the purchase agreement with such Successful Bidder is terminated, Buyer (as the Backup Bidder) will be deemed to have the new prevailing bid, and Seller will be authorized, without further order of the Bankruptcy Court, to, and Buyer (as the Backup Bidder) shall, subject to the terms and conditions of this Agreement, consummate the transactions contemplated by this Agreement by the later of (x) ten (10) days of becoming the Successful Bidder and (ii) the Backup Bid Expiration Date, on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction).

Section 7.07                 Bidding Protections.

(a)            If this Agreement is terminated by Buyer or Seller pursuant to (i) Section 10.01(c), (ii) Section 10.01(h) or (iii) Section 10.01(j), then, in each case, Seller shall (or shall cause the Debtors to), without the requirement of any notice or demand by Buyer, pay to Buyer the Break-Up Fee, such payment to be made upon the earlier of (x) the consummation of an Alternative Transaction, (y) the consummation of a sale to the “Successful Bidder” or “Next Highest Bidder” at the Auction or (z) the date that is forty-five (45) days following such termination, in immediately available funds to one or more bank accounts of Buyer (or any of its Affiliates) designated in writing by Buyer to Seller.

(b)            If this Agreement is terminated by Buyer or Seller pursuant to (i) Section 10.01(c), (ii) Section 10.01(e), (iii) Section 10.01(h), (iv) Section 10.01(i) or (v) Section 10.01(j), then, in each case, Seller shall (or shall cause the Debtors to), without the requirement of any notice or demand by Buyer, pay to Buyer the Expense Reimbursement, such payment to be made upon the earlier of (x) the consummation of an Alternative Transaction, (y) the consummation of a sale to the “Successful Bidder” or “Next Highest Bidder” at the Auction or (z) the date that is forty-five (45) days following such termination by wire transfer(s) in immediately available funds to one or more bank accounts of Buyer (or any of its Affiliates) designated in writing by Buyer to Seller.

(c)            The Parties acknowledge and agree that (i) the Parties have expressly negotiated the provisions of this Section 7.07 and the payment of the Break-Up Fee and the Expense Reimbursement are integral parts of this Agreement, (ii) in the absence of Seller’s obligations to make these payments, Buyer would not have entered into this Agreement, and (iii) subject to approval by the Bankruptcy Court, the Break-Up Fee and the Expense Reimbursement shall constitute allowed superpriority Administrative Expense Claims pursuant to sections 105(a), 503(b), and 507(a)(2) of the Bankruptcy Code with priority over all other administrative expenses of the kind specified in section 503(b) of the Bankruptcy Code. Seller shall seek the approval of the Break-Up Fee and the Expense Reimbursement as set forth in this Section 7.07 and this Agreement in the Bid Procedures Order. Buyer acknowledges and agrees that in the event the Break-Up Fee becomes payable, the right to receive the Break-Up Fee and the Expense Reimbursement and the return of the Good Faith Deposit shall be the sole and exclusive remedy of Buyer against Debtors, Seller, and any of their respective Affiliates for any liability, damage or other loss resulting from, the termination of this Agreement, breach of any representation, warranty covenant or agreement contained herein or the failure of the transactions contemplated hereby to be consummated, and none of Buyer nor any of its Affiliates shall have any other remedy or cause of action under or relating to this Agreement or any applicable Law. Notwithstanding the foregoing, nothing set forth herein shall limit or restrict Buyer’s rights to pursue a grant of specific performance pursuant to Section 11.08 prior to any termination of this Agreement by Buyer.

Article 8

CONDITIONS TO CLOSING

Section 8.01                 Conditions to Obligations of the Parties. The obligations of each of the Parties to consummate the Closing are subject to the satisfaction or valid waiver at or prior to the Closing of the following conditions:

(a)            no provision of any applicable Law and no judgment, injunction or Order shall then be in effect prohibiting or making illegal the consummation of the Closing;

(b)            the Bankruptcy Court shall have entered the Bid Procedures Order and the Bid Procedures Order shall be a Final Order; and

(c)            the Bankruptcy Court shall have entered the Sale Order in form and substance reasonably acceptable to Buyer and Seller and the Sale Order shall be a Final Order.

Section 8.02                Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction (or valid waiver) at or prior to the Closing of the following further conditions:

(a)            (i) each of the representations and warranties of Seller contained in Section 3.01, Section 3.02, Section 3.03, and Section 3.07 shall be true and correct in all respects (except for any failure to be so true and correct that is de minimis in nature) on and as of the date hereof and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak to a specified date shall speak only as of such date) and (ii) each other representation and warranty of Seller contained in Article 3 shall be true and correct on and as of the date hereof and as of Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak to a specified date shall speak only as of such date) except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” or other similar term set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect and Buyer shall have received a certificate of the Company certifying as to the matters set forth in this Section 8.02(a) signed by a duly authorized Representative of the Company;

(b)            the material covenants and agreements that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects and Buyer shall have received a certificate of the Company to such effect signed by a duly authorized Representative of the Company.

(c)             From the date hereof, there shall not have occurred any Material Adverse Effect.

Section 8.03                Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or valid waiver) at or prior to the Closing of the following further conditions:

(a)            the representations and warranties of Buyer contained in Article 4 shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak to a specified date shall speak only as of such date) except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or similar term set forth therein) would not, individually or in the aggregate, prevent, materially impede or delay the consummation of the Closing in accordance with its terms and Seller shall have received a certificate of Buyer to such effect signed by a duly authorized officer of Buyer;

(b)            the material covenants and agreements that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects and Seller shall have received a certificate of Buyer to such effect signed by a duly authorized officer of Buyer; and

(c)            Buyer shall have delivered (or caused to be delivered) each of the documents and instruments to be delivered by Buyer at the Closing pursuant to Section 2.06.

Article 9

SURVIVAL

Section 9.01               Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) (i) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto and (ii) the covenants in this Agreement only requiring performance prior to the Closing shall, in each case, terminate and be of no further force and effect effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, nor shall any claim be made by or on behalf of, any Party or any Party’s Affiliates in respect thereof and (b) the covenants in this Agreement that contemplate performance at or after the Closing or expressly by their terms survive the Closing shall survive the Closing in accordance with their respective terms (the “Surviving Post-Closing Covenants”). Except with respect to the Surviving Post-Closing Covenants, no other remedy shall be asserted or sought by Buyer, and Buyer shall cause its Affiliates not to assert or seek any other remedy, against Seller or any of its Affiliates under any contract, misrepresentation, tort, strict liability, or statutory or regulatory Law or theory or otherwise, all such remedies being hereby knowingly and expressly waived and relinquished to the fullest extent permitted under applicable law.

Article 10

TERMINATION

Section 10.01              Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)             by mutual written agreement of Seller and Buyer;

(b)            by either Seller or Buyer, if the Closing shall not have been consummated on or before November 14, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to a Party whose breach of any of its representations, warranties, covenants or agreements contained herein has been the primary cause of the failure of the Closing to occur on or before the End Date;

(c)             by either Seller or Buyer, if at the end of the Auction for the Purchased Assets (if any), Buyer is not determined by the Debtors to be either the “Successful Bidder” or “Backup Bidder” (each as defined in the Bid Procedures Order);

(d)            by Seller, if Seller is not then in material breach of its obligations under this Agreement and Buyer breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would prevent the satisfaction of a condition set forth in Section 8.01 or Section 8.03, (ii) cannot be, or has not been, cured within ten (10) Business Days following delivery of written notice to Buyer of such breach or failure to perform and (iii) has not been waived by Seller;

(e)             by Buyer, if Buyer is not then in material breach of its obligations under this Agreement and Seller breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would prevent the satisfaction of a condition set forth in Section 8.01 or Section 8.02, (ii) cannot be, or has not been, cured within ten (10) Business Days following delivery of written notice to the Company of such breach or failure to perform and (iii) has not been waived by Buyer;

(f)             by either Seller or Buyer upon the conversion of any of Seller’s Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code, the dismissal of any of Seller’s Chapter 11 Cases, or if a trustee or examiner with expanded powers to operate or manage the financial affairs of Seller is appointed;

(g)            by either Seller or Buyer, if the Bankruptcy Court enters a final, non-appealable order that precludes the consummation of the transactions contemplated hereby on the terms and conditions set forth in this Agreement;

by either Seller or Buyer, if any court of competent jurisdiction or other competent Governmental Authority shall have enacted or issued a Law or decree or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Law or decree or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this 0 shall not be available to a Party if the failure to consummate the Closing because of such action by a Governmental Authority shall be due to the failure of such Party to have fulfilled, in any material respect, any of its obligations under this Agreement;

(h)            by either Seller or Buyer, if the Bankruptcy Court enters an order approving an Alternative Transaction with one or more Persons other than Buyer;

(i)              by Buyer, if any of the Milestones are not met; or

(j)              by Seller, if Seller or its board of directors (or similar governing body), based on the advice of counsel, determines that proceeding with the transactions contemplated by this Agreement or failing to terminate this Agreement would be inconsistent with its or such Person’s or body’s fiduciary duties or applicable law.

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party in accordance with Section 11.01.

Section 10.02             Effect of Termination.

(a)            If this Agreement is terminated as permitted by Section 10.01, (i) this Agreement shall become null and void and of no further force and except, except for the provisions of Section 2.04, Section 6.01, Section 7.06, Section 10.03, Article 11 and this Section 10.02, which shall survive such termination of this Agreement and (ii) no Party (nor any stockholder, director, officer, employee, agent, consultant or Representative of any such Party) shall thereafter have any Liability hereunder; provided, nothing in this Section 10.02 shall be deemed to release any Party from any Liability (x) for any breach of any covenants contained in this Agreement occurring prior to its termination and (y) that may otherwise be provided in, or contemplated by, the provisions of Section 2.04 or Section 10.02(b).

(b)            If this Agreement is terminated pursuant to Section 10.01(d), the Good Faith Deposit (together with any interest accrued thereon) shall be retained by Debtors for their own account as damages, and the Parties acknowledge and agree that such payment of the Good Faith Deposit to Debtors shall constitute liquidated damages (and not a penalty) and shall be the sole and exclusive remedy of Seller and any other Person against Buyer and its Affiliates arising under this Agreement in connection with any such termination, and upon payment of the Good Faith Deposit to the Debtors, neither seller nor any other Person shall be entitled to bring or maintain any other Action against Buyer or any of its Affiliates and neither Buyer nor any of its Affiliates shall have any further liability or obligation to Seller arising out of this Agreement, the transactions contemplated by this Agreement or any matters forming the basis of such termination. The Parties acknowledge and agree that (i) the agreements contained in this Section 10.01(b) are an integral part of this Agreement and the transactions contemplated hereby and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, the right to any such receipt of the Good Faith Deposit constitutes a reasonable estimate of the damages that will compensate Seller in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. If this Agreement is terminated pursuant to any provision of Section 10.01 (other than Section 10.01(d)), Debtors shall promptly (but in any event within two (2) Business Days of such termination) return the Good Faith Deposit (together with any interest accrued thereon) to Buyer by wire transfer of immediately available funds.

Section 10.03             Costs and Expenses.

(a)            Except as otherwise expressly provided in this Agreement, including as set forth in Section 10.02(b) whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(b)            All transfer, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Tax that become payable in connection with the transactions contemplated hereby and not exempted by the Bankruptcy Code shall be paid one-half by Seller and one-half by Buyer.

Article 11

MISCELLANEOUS

Section 11.01            Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be delivered to the addresses set forth below (or pursuant to such other address(es) as may be designated in writing by the Party to receive such notice):

if to Buyer (or after the Closing, the Company):

DL Business Management
244 West 54th Street - 9th Floor
New York, NY 10019
Attention:   David Levin, CPA, Esq.
E-mail:   davidlevin@dlbm.com

with a copy, which shall not constitute notice, to:

Littman Krooks LLP
655 Third Avenue, 20th Floor
New York, NY 10017
Attention:   Mitchell C. Littman, Esq.
E-mail:   mlittman@littmankrooks.com

and to:

Culhane Meadows, PLLC
3411 Silverside Road
Baynard Building, Suite 104-13
Wilmington, Delaware 19810
Attention:   Mette H. Kurth, Esq.
E-mail:   mkurth@cm.law

if to Seller (or prior to the Closing, the Company):

Sequential Brands Group, Inc.
1407 Broadway, 38th Floor

New York, NY 10001
Attention: Eric Gul

Email: EGul@sbg-ny.com

with a copy, which shall not constitute notice, to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention:   Joshua Brody, Esq; Saee Muzumdar, Esq.
Email:   jbrody@gibsondunn.com; smuzumdar@gibsondunn.com

All such notices, requests and other communications shall be deemed received (a) if delivered prior to 5:00 p.m.  New York time on a day which is a Business Day, then on such date of delivery if delivered personally, or, if by e-mail, upon written confirmation of delivery by e-mail (which may be electronic), and if delivered after 5:00 p.m.  New York time (whether personally or by email) then on the next succeeding Business Day, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

Section 11.02            Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each of Buyer and Seller.

(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.03            Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Buyer, on the one hand, may not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Seller, and Seller, on the other hand, may not assign, delegate or otherwise transfer any of their respective rights or obligations under this Agreement without the prior written consent of Buyer; provided, however, that Buyer may assign any or all of its rights and obligations under this Agreement (including the right to receive the Purchased Assets) to one or more subsidiaries of Buyer, in each case, without the prior written consent of Seller; provided, further, that no such assignment will relieve Buyer of its obligations hereunder. Any attempted assignment in violation of this Section 11.03 shall be null and void, ab initio.

Section 11.04          Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 11.05      Jurisdiction. Without limiting any Party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court will retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing will be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court for such purposes and will receive notices at such locations as indicated in Section 11.01; provided, however, that if the Chapter 11 Cases have been closed pursuant to Section 350 of the Bankruptcy Code, the Parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the Supreme Court of the State of New York, New York County, for the resolution of any such claim or dispute. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Action brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of the Bankruptcy Court, the United States District Court for the District of New York or any state court of the State of New York. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.

Section 11.06             WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSES OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR THE SUBJECT MATTER HEREOF OR THEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.06 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 11.07            Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Delivery of a .pdf version of one or more signatures to this Agreement shall be deemed adequate delivery for purposes of this Agreement. No provision of this Agreement is intended to confer upon any Person other than the Parties any rights, benefits, Causes of Action or remedies hereunder.

Section 11.08           Specific Performance. It is understood and agreed by the Parties that money damages (even if available) would not be a sufficient remedy for any breach of this Agreement by Seller or Buyer and as a consequence thereof, Seller and Buyer shall each be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach in addition to any other remedy to which such Party may be entitled in Law or in equity, including an Order of the Bankruptcy Court or other court of competent jurisdiction requiring Buyer or Seller, as may be applicable, to comply promptly with any of their obligations hereunder. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order.

Section 11.09           Entire Agreement. This Agreement and the other Transaction Documents (together with the Schedules and Exhibits hereto and thereto), and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to such subject matter. No Party to this Agreement shall be liable or bound to any other Party in any manner by any representations, warranties, covenants or agreements relating to such subject matter except as specifically set forth herein and therein. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the Parties with respect hereto and will be deemed joint work product of the Parties.

Section 11.10           No Strict Construction. Buyer, on the one hand, and Seller, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by Buyer, on the one hand, and Seller, on the other hand, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any Person with respect to this Agreement.

Section 11.11          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transaction contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12           Disclosure Schedules. The representations and warranties of Seller set forth in this Agreement are made and given subject to the disclosures in the Disclosure Schedules. Where a reference is made only to a particular disclosed document, the full contents of the document are deemed to be disclosed. Inclusion of information in the Disclosure Schedules will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of Seller, in whole or in part, or as an admission of Liability or obligation of Seller to any third Person. The specific disclosures set forth in the Disclosure Schedules have been organized to correspond to section references in this Agreement to which the disclosure is most likely to relate, together with appropriate cross-references when disclosure is applicable to other sections of this Agreement; provided, however, that any disclosure in any section of the Disclosure Schedules will apply to and will be deemed to be disclosed in any other section of the Disclosure Schedules, so long as the applicability of such disclosure is reasonably apparent on its face. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party or other Person shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Nothing in this Agreement (including the Disclosure Schedules) shall be deemed an admission by either Party or any of its Affiliates, in any Causes of Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or Law.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/ Lorraine DiSanto
Name: Lorraine DiSanto
Title: Chief Financial Officer

WITH YOU, INC.

By:	/s/ Jessica Simpson
Name: Jessica Simpson
Title: CEO

[Signature Page to Membership Interest Purchase Agreement]